January 6, 2025

Kam Choy Ho
Chief Executive Officer
TMD Energy Ltd
B-10-06, Block B, Plaza Mont Kiara
No. 2, Jalan Kiara, Mont Kiara
50480 Kuala Lumpur
Wilayah Persekutuan, West Malaysia

       Re: TMD Energy Ltd
           Registration Statement on Form F-1
           Filed December 10, 2024
           File No. 333-283704
Dear Kam Choy Ho:

       We have reviewed your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form F-1 Filed December 10, 2024
Dilution, page 51

1. We note your response to prior comment 2. Please tell us why your pro forma as adjusted net tangible book value at June 30, 2024 and the related dilution calculations did not change as a result of excluding deferred offering costs in your historical net tangible book value.
Unaudited Condensed and Consolidated Statements of Cash Flows For the Six Months Ended
June 30, 2024 and 2023, page F-31

2. Refer to item (ii) in your response to prior comment 3. Please provide disclosure of the transactions noted in your response. In addition, it appears that the $5.3 million reduction in APIC and the due from related parties from Straits are non-cash
 January 6, 2025
Page 2

       transactions. Please tell us why you reflect them as cash outflows and inflows in your statement of cash flows. Lastly, tell us how the $2.7 million return of capital for unissued shares for the year ended December 31, 2023 was reflected in your statement of cashflows Refer to ASC 230-10-50-3 through 230-10-50-5.
Registration Statement on Form F-1 filed December 10, 2024
Material Income Tax Considerations
Cayman Islands Taxation, page 136

3. We note the statement in Exhibit 5.1 that the disclosure in this section of the prospectus constitutes counsel's opinion. Please revise this section of the prospectus to state that it constitutes the opinion of Cayman Islands counsel, Ogier. Refer to Section
       III.B.2 of Staff Legal Bulletin No. 19. Also include a reference to
Exhibit 8.1 in the
       exhibit index.
 January 6, 2025
Page 3

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Robert Shapiro at 202-551-3273 or Joel Parker at 202-551-3651 if you
have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg at 202-551-3342 or Lilyanna Peyser at 202-551-3222 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services